SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 July 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 31 July 2008
                   re:  Total Voting Rights

Secretary's Department
25 Gresham Street
London
EC2V 7HN;
Direct line: 020-7356
1034
Network: 7-400
1034
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
sharon.slattery
@lloydstsb.co.uk

The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

31st

July
, 2008

Dear Sirs

Lloyds TSB Group plc
Notification of voting rights and capital

In accordance with part 43 of the Companies Act 2006 and paragraph 5.6.1 (R) of the Financial Services Authority's disclosure and transparency rules, Lloyds TSB Group plc gives notice that since
3
0th

June
, 2008 its issued capital has increased by

1,791,007

ordinary shares
of 25p each.

No shares are held in treasury.

Therefore, the total number of shares issued by Lloyds TSB Group plc with rights to vote which are exercisable in all circumstances at general meetings is

5,
686,480,963

ordinary shares of 25p each, which includes shares represented by American Depositary Receipts.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds TSB Group plc under the Financial Services Authority's disclosure and transparency rules.

Yours faithfully,

S Slattery
Senior Assistant
Secretary

b.c.c.

New York
 Stock Exchange - by e-mail

             Mark Lidiard, Group Communications Director - by e-mail

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     31 July 2008